June 19, 2007

Via Edgar
Robert S. Littlepage, Jr., Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:           GlobeTel Corporation (GTEM) (the “Company”)

Dear Mr. Littlepage:

We have received your comment letter dated May 9, 2007. Below please find our responses to your comment letter, which have been numbered to correspond to your comments.

1. We note that you intend to file restated financial statements. Please tell us how, and when, you will file them.

Response

The Company anticipates, although it cannot provide any guarantee, that it intends to file the restated Form 10KSBs for the years ended December 31, 2004 and 2005 as well as all restated Form 10-QSBs for the quarters ended in 2004 and 2005 (collectively, the “Restated Reports”) during the 3rd quarter 2007.

2. Your disclosures provide little quantitative and qualitative insight into the significance of your misstatements. Please amend your filing to disclose, in greater detail, including a brief description of the facts behind the restatements. Also, disclose at least, an estimated range of the value of the errors you have discovered to date that resulted in your determination that your financial statements filed for the periods from 2004 through the first two fiscal quarters of 2006 should no longer be relied upon. Refer to Instructions to Item 4.02 (a) (2) of Form 8-K.

Response

The Company has reviewed its previously filed financials and determined that it misapplied EITF Issue 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent” (“EITF 99-19”) as well as EITF Issue 98-03 “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business” (“EITF 98-3”), Statement of Financial Accounting Standards No. 2, “Accounting for Research and Development Costs” (SFAS 2) and Statement of Financial Accounting Standards No. 141 “Business Combinations” (SFAS 141). The Company estimates $120 million of revenues will be restated between 3rd Qtr 2004 to 2nd Qtr 2006. The Company believes this adjustment will result in decreasing the revenue and cost of sales by the same number which will result in no change to its Gross Margin or its Net Losses. The Company should have recorded only the net revenue from certain transaction from its wholesale telecommunications subsidiary (Centerline).

The Company also estimates $9.9 million of intangible assets will be written off. The charge would be taken to Retained Earnings, increasing the accumulated deficit and reducing shareholders’ equity as well as reducing its total assets. The amounts that the Company allocated to intangible assets in the purchase transactions should have been charged to expense when the respective purchase transactions occurred. If the Commission has no further comments with respect to this language, the Company will amend the 8k accordingly.

3. Please tell us if your certifying officers have considered the effect of the errors on the accuracy of prior disclosures regarding disclosure controls and procedures under items 307 of Regulation S-B. If such officers have concluded that their previous conclusions regarding effectiveness were incorrect with respect to the periods to be restated, you should disclose this determination. Otherwise, please explain to us why the discovery of these errors did not affect your conclusions regarding the effectiveness of disclosure controls and procedures.

Response

Presently Peter Khoury, the Company’s Chief Executive Officer, serves as the principal executive officer and principal financial officer. Mr. Khoury will serve as the sole certifying officer for the Restated Reports. Please note that Mr. Khoury was not the Chief Executive Officer of the Company at the time that the Restated Reports were initially filed with the SEC nor did Mr. Khoury serve as an executive officer at such time. Further, all certifying officers that served during the period in which the Restated Reports were initially filed have resigned or were terminated.

Mr. Khoury has considered the effect of the errors on the accuracy of prior disclosures regarding the Company’s disclosure controls and procedures under item 307 of Regulation S-B. Mr. Khoury intends to certify that the Company’s controls and procedures at the time of filing the Restated Reports were not effective and provide a description of the plan of remediation that has been implemented.

4.  We note that you have not discussed the restatement issue with your independent auditors. Explain to us why you did not consult your auditors in connection with the restatements.

Response

As disclosed in the Form 8-K Current Report filed with the SEC on April 16, 2007, the Company engaged Weinberg & Company, PA (“Weinberg”) as its independent auditors for the fiscal year ended December 31, 2006. Please note that Weinberg has not been engaged to audit the Restated Reports. As a cost saving measure, management elected to engage Dohan & Co. (“Dohan”), the auditors that initially audited the Restated Reports, to re-audit the Restated Reports. Management advised Weinberg and Dohan of their corresponding roles. As such, as management did not believe it was going to engage Weinberg to re-audit the Restated Reports, it did not believe it was necessary to discuss this matter with Weinberg.

***

We hope that this information is useful to you in your review and we stand ready to provide any additional information you may require. Further, we hereby acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

GLOBETEL COMMUNICATIONS CORP.

By:     /s/ Peter A. Khoury
Peter A. Khoury, CEO